Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

Lilium holds Analyst Day, announcing former Airbus CEO Dr. Thomas Enders will serve as Chairman of the Board following business combination with Qell

●	Dr. Thomas Enders, who currently serves as a Lilium Advisory Board member, will become Chairman of the Board of the combined company
●	Company highlighted its strong relationships with key suppliers and future investors including Honeywell (avionics), Palantir (analytics), Ferrovial (infrastructure development)
●	First preview of cabin experience of the 7-Seater Lilium Jet

MUNICH AND SAN FRANCISCO, 16 June 2021: Lilium GmbH (“Lilium”), positioned to be a global leader in sustainable regional air mobility, announced that Advisory Board member Dr. Thomas Enders will assume the role of Chairman of the Board of Directors of Lilium N.V. upon completion of Lilium’s business combination with Qell Acquisition Corp (“Qell”) (NASDAQ: QELL).

The announcement was made as part of Lilium’s inaugural Analyst Day, held virtually on Tuesday, 15 June 2021.

Lilium’s executive team, including team members who worked on developing some of the most successful aircraft in aviation history, shared more information on Lilium’s technology, certification plans, manufacturing approach, business model, commercial relationships with established industry suppliers and infrastructure developers, as well as a first look into the cabin experience of the 7-Seater Lilium Jet.

In a video message, Dr. Enders discussed the importance of these commercial relationships to the future success of Lilium. The video then highlights four key Lilium relationships -- Honeywell Aerospace, Palantir, Lufthansa Aviation Training, and Ferrovial – and the anticipated contribution to development and commercialization of the 7-seater Lilium Jet from each of:

•	Honeywell Aerospace will work with Lilium to reduce certification schedule risk and cost by providing avionics and fly-by-wire flight controls for the Lilium 7-Seater Jet;
•	Palantir, which along with Honeywell have committed to invest in Lilium through the previously announced PIPE offering in connection with Lilium’s business combination with Qell, will provide enterprise-grade intelligence and a data-first approach to support the manufacturing and delivery of the 7-Seater Lilium Jet;
•	Lufthansa Aviation Training is developing bespoke pilot sourcing and training programs to qualify pilots to fly the Lilium Jet;
•	Ferrovial is working with Lilium to plan and develop a network of at least ten vertiports in major cities across Florida, Lilium’s planned launch market in the U.S.

During the analyst day event, Lilium showed a brand-new video previewing the look, feel, and comfort of the planned 7-Seater Lilium Jet cabin model. With space for six passengers and one pilot, spacious window seats, clear views, a central aisle and a separate hold for luggage, the cabin is designed for comfort without compromising performance.

Dr. Enders, who served as the CEO of Airbus during a career in aerospace spanning 30 years, joined Lilium’s Advisory Board in January 2021, and in a statement highlighted the advantages of Lilium’s business model and technology as the solution to solving the issue of low load factors in the eVTOL space.

Daniel Wiegand, Co-Founder and CEO of Lilium, said, “Tom Enders is an aviation industry giant, and we are all delighted to see him reaffirm his commitment to Lilium by accepting the future role of Chairman of the Board when Lilium becomes a Nasdaq-listed company. We will continue to leverage Tom’s incredible network across aerospace, both in the delivery of aircraft and in commercial development, and together with Barry Engle and the directors who will serve on the Board of Directors of Lilium N.V., Tom will provide important counsel and stewardship as we prepare for a planned commercial launch in 2024.”

Barry Engle, Founder and CEO of Qell, said, “Tom Enders needs no introduction, having led one of the world’s most successful aerospace companies as part of a successful career. He will bring enormous industry insights, experience, and foresight in corporate governance to Lilium, and we look forward to having Tom serve as Chairman of the Board as Lilium develops and seeks certification for the 7-Seater Jet.”

Dr. Thomas Enders said: “I would be honored to lead the first Board of Lilium once the business combination is completed and grateful for the confidence my colleagues put in me. Now, I'm focused on expanding a world-class board of directors to support CEO Daniel Wiegand and his great management team, and set the course for success.”

About Lilium:
Lilium’s vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the seven passenger Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working in partnership with world-leading aerospace, technology, and infrastructure leaders, commercial operations are set to launch in 2024. Lilium’s 650+ strong team includes over 400 aerospace engineers and a leadership responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit lilium.com.

About Qell

Formed in San Francisco in August 2020, Qell Acquisition Corp. (Nasdaq: QELL) is a publicly-traded special purpose acquisition company created to invest in a high-growth business in the next-generation mobility, transportation or sustainable industrial technology markets. The management team, led by Barry Engle and Sam Gabbita, has deep experience and networks across both incumbents and emerging technology companies in their target sectors.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s  proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and Lilium N.V.’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the following risks: (i) the business combination with Qell  may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to Lilium or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (“Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.